Phoenix Interests, Inc.
One RiverPointe Plaza, Suite 706
Jeffersonville, IN 47130
Tel. (812) 285-0768

April 23, 2007

                                                                                                                                                                              VIA EDGAR, FACSIMILE
                                                                                                                                                                              (202) 772-9202 AND OVERNIGHT
                                                                                                                                                                              MAIL

United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Mail Stop 3561
Washington, D.C. 20549
Attention: Raquel Howard
                Staff Accountant

                                   Re:  Phoenix Interests, Inc. Response to Staff Comments on Form 8-K filed
                                          April 16, 2007, File No. 000-30949

Dear Ms. Howard:

        Thank you for your April 19, 2007 letter regarding Phoenix Interests, Inc.’s (the “Company”) Form 8-K filed on April 16, 2007. In order to assist you in your review, we hereby submit a letter responding to the staff’s comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

        In connection with our responses we acknowledge that:

         •      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         •      the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         •      The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.        Please revise your disclosure in the fourth paragraph to clarify if there were any disagreements with your former accountant during your two most recent fiscal years and the subsequent interim period through the date of dismissal in accordance with Item 304(a)(1) and (iv) of Regulation S-B.

United States Securities and
  Exchange Commission
April 23, 2007

Response: Complied with. The Company has amended its Form 8-K to clarify that there were no disagreements with its former accountant during the Company’s two most recent fiscal years and the subsequent interim period through the date of dismissal in accordance with Item 304(a)(1) and (iv) of Regulation S-B.

2.        Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Response: Complied with. The Company has amended its Form 8-K to include as Exhibit 16.1 the letter from its former accountants stating that it agrees with the Company’s revised Item 304 disclosures in its Form 8-K/A.

        Please contact me at (812) 285-0768 if you have any questions or further comments that can be discussed directly. Thank you.

                                        Sincerely,

                                                            /s/ James D. Tilton, Jr.

                                                          James D. Tilton, Jr.
                                           President